Robert M. Grace, Jr.	Direct Dial: +1 803.326.3989
Vice President, General Counsel
And Secretary
April 8, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Mark P. Shuman

Re:	3D Systems Corporation Registration Statement on Form S-3 File No. 333-165053

Form 10-K for the fiscal year ended December 31, 2009 File No. 001-34220
Gentlemen:
     On behalf of 3D Systems Corporation (the “Company”), I hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above referenced filings set forth in the comment letter dated March 17, 2010 (the “Comment Letter”). This letter is being submitted to you contemporaneously with our filing of the Amendment No. 1 to the Registration Statement on Form S-3 referred to above. That Amendment sets forth changes made in compliance with the Staff’s comments as outlined below as well as pertinent updating information.
     In connection with our response, the Company hereby acknowledges that:
•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3D Systems Corporation • 333 Three D Systems Circle • Rock Hill, SC 29730 • USA
Phone: 803.326.3900 • Fax: 803.326.4311 • www.3dsystems.com • NASDAQ: TDSC

U.S. Securities and Exchange Commission

April 8, 2010
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     For convenience of reference, I have set forth the text of the comments in the Comment Letter in bold, italicized text before the respective responses to each comment. In addition, I have conformed the section headings and paragraph numbers to those in the Comment Letter and set forth the changes or details that are reflected in the Amendment No. 1 that we are submitting concurrently with this letter.
FORM S-3
Signatures
1.	Please revise to include the signature of the company’s principal accounting officer. See Instruction 1 to Signatures in Form S-3.
     We revised the signature page in the Amendment No. 1 to make it clear that the Company’s Chief Financial Officer is also the Company’s principal accounting officer.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
Item 9A. Controls and Procedures — Evaluation of Disclosure Controls and Procedures, page 49
2.	Your effectiveness conclusion does not cite the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act. Instead, it states that your “disclosure controls and procedures were effective as of December 31, 2009 to provide reasonable assurance that our Consolidated Financial Statements included in this 10-K were prepared in accordance with generally accepted accounting principles (“GAAP”) and present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.” Please tell us whether your disclosure controls and procedures were effective as of December 31, 2009 to provide reasonable assurance that the information that you are required to disclose in the reports that you file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Also, confirm that in future Exchange Act filings your effectiveness conclusions will cite, or cite to, the definition of disclosure

U.S. Securities and Exchange Commission

April 8, 2010
controls and procedures as set forth in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act.
     In response to the Staff’s comment, we are pleased to confirm that the Company determined prior to filing its Form 10-K for the fiscal year ended December 31, 2009 that its disclosure controls and procedures were effective as of December 31, 2009 to provide reasonable assurance that the information that the Company is required to disclose in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we confirm that, in future Securities Exchange Act filings, the Company’s effectiveness conclusions will, as requested by the Staff cite, or cite to, the definition of disclosure controls and procedures as set forth in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act.
* * * * * *
     We trust that the foregoing adequately responds to the Staff’s comments, which we appreciate.
     Please contact me at (803) 326-3989, or Andrew Gerber of Hunton & Williams LLP at (704) 378-4718 if you have any questions regarding the foregoing responses. We would also like to discuss any matters not addressed to your satisfaction above with appropriate persons on the Staff with the objective of resolving any remaining open concerns of the Staff.
Very truly yours,
/s/ Robert M. Grace, Jr.
Robert M. Grace, Jr.
Vice President, General Counsel and Secretary

cc:	Andrew M. Johnson Andrew A. Gerber